EXHIBIT 99.1

Exploration Drilling Intersects 983 g/t over 3.4m at Galena, Driving Growth of Potential New Mining Zone in High-Grade 034 Vein & Tara Hassan Appointed To Board of Directors

April 22, 2025 – Toronto, ON – Americas Gold and Silver Corporation (TSX: USA, NYSE American: USAS) (“Americas” or the “Company”) is pleased to announce strong exploration results at the Galena Complex and the significant growth of the recently discovered high-grade 034 Vein. Americas is also pleased to announce the appointment of Tara Hassan to its Board of Directors.

Paul Huet, Chairman & CEO of Americas, commented: "The recent discovery of the high-grade 034 Vein is a strong example of the continued prospectivity within our Galena mine Complex. The 034 Vein has continued to grow in both strike and depth with ongoing drilling efforts outlining a high-grade silver, copper and antimony zone. The Vein, which remains open, has thus far has been drilled off along a 90 metre strike length over a 100-metre vertical extent. The successful drilling campaign has outlined a zone that offers near-term mining potential and a boost to robust grades in silver-copper zones already being mined. This discovery aligns perfectly with our strategic focus on increasing production using targeted exploration drilling to support our efforts in improving productivities and materials handling capacity throughout the mine.

We are also delighted to welcome Tara Hassan to our Board of Directors and look forward to her contributions to the Company. Tara is well recognized for her success and is an experienced leader in the mining industry. With our focus on scaling production and reducing costs at our mining operations while increasing our market presence, Tara's insights and experience will provide valuable guidance as we work to grow the business to create shareholder value.

I am also encouraged by our rapid progress in upgrading our mining fleet to improve material movement underground. A delivery of two 20T trucks and three new LHDs (two 4yd and one 2yd), one of several planned equipment upgrades this year, has arrived at site in Galena. The mobile equipment is currently being disassembled to be taken down our No. 3 shaft ahead of being reassembled to head to our mining fronts. This is a big step forward for Galena and our strategy to improve efficiencies, reduce costs and boost tonnes mined underground."

New 034 Vein Drilling at Galena Complex Highlighted by Intersection of 983 g/t Silver Over 3.44 Metres

Recent exploration diamond drilling from the 5200 Level of the Galena Mine has defined a new silver-copper vein adjacent to existing infrastructure, presenting a near-term mining opportunity for Galena. The 034 Vein was initially crosscut and drifted on from the 5200 Level. An exploration drill plan was designed, and 23 additional diamond drill holes ("DDH") were drilled to complete latest phase of the program (two holes still being logged and assayed). The drill campaign has yielded significant high-grade intercepts, including a highlight of 983 g/t silver over 3.44 metres (hole DDH 52-583, true width), demonstrating the potential of the 034 Vein. Key intercepts from the campaign, reported with true widths, are listed below:

•	DDH 52-529: 1,624 g/t Ag and 1.23% Cu over 0.53 m
•	DDH 52-532: 1,171 g/t Ag and 0.80% Cu over 1.46 m
•	DDH 52-583: 983 g/t Ag and 0.74% Cu over 3.44 m
•	DDH 52-531: 734 g/t Ag and 0.90% Cu over 0.87 m
•	DDH 52-587: 539 g/t Ag and 1.07% Cu over 1.69 m
•	DDH 52-534: 466 g/t Ag and 0.49% Cu over 0.47 m
•	DDH 52-584: 354 g/t Ag and 0.43% Cu over 2.15 m

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Based on the information to date, including 40 drill intercepts, the 034 Vein has a strike of over 90 metres with potential economic continuity from above the 5200 Level to the 5500 Level, representing a vertical extent of 100 metres. Importantly, the 034 Vein remains open both up-dip and at depth.

Preliminary estimates indicate an overall exploration target of 100-120k tonnes at 311-467 g/t silver and 0.31-0.40% copper, for a total of 1.2-1.5M silver ounces and 750-800k copper pounds. Additional mineralization is seen in both the hanging wall and footwall of the 034 Vein. These ranges are based on over 23 recent holes drilled into the 034 Vein which have contributed to the modelling of the Vein and its potential volume. Utilizing the reported assay results as well as extensive geological knowledge of the Galena Complex and its silver-copper veins have enabled the estimation of the grade range stated above.

The potential quantity and grade of the exploration target are conceptual in nature and, as such, there has been insufficient exploration drilling conducted to define a Mineral Resource. At this stage it is uncertain if further exploration drilling will result in the exploration target being delineated as a Mineral Resource.

The 034 Vein is crossed by current development on the 5200 and 5500 Levels (see Figure 1 below) and presents multiple mining opportunities that are in the process of being evaluated for addition to the 2025 mine plan.

Figure 1: Long section view of the 034 Vein in relation to the No. 3 and Galena Shafts

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Figure 2: Unconstrained block model long section along the 034 Vein showing drill hole intersections

A full table of drill results can be found at:

https://americas-gold.com/site/assets/files/4297/dr20250422.pdf

Coeur Mine Exploration Drilling

The drilling contract to infill existing wide-spaced drilling at the Coeur Mine has been awarded. Drilling is scheduled to begin in early May, targeting three veins below the 3400 Level. The Coeur Mine, developed down to the 3700 Level, has seen limited mining despite wide-spaced drilling that has intersected significant silver and copper mineralization in veins 356, 400, and 425. The four primary copper-silver veins at the Coeur Mine remain open at depth, highlighting the potential for future resource growth. Key historical intercepts, reported with true widths, include:

•	DDH C034-113 (Vein 400): 4,131 g/t Ag and 5.0% Cu over 0.32 m
•	DDH C037-039 (Vein 356): 1,982 g/t Ag and 3.2% Cu over 1.37 m
•	DDH C034-090 (Vein 425): 1,179 g/t Ag and 0.9% Cu over 1.18 m
•	DDH C034-127 (Vein 425): 1,001 g/t Ag and 1.1% Cu over 0.73 m
•	DDH C034-130 (Vein 400): 993 g/t Ag and 1.1% Cu over 1.2 m
•	DDH C034-117 (Vein 400): 903 g/t Ag and 1.0% Cu over 2.54 m
•	DDH C037-038 (Vein 356): 587 g/t Ag and 1.1% Cu over 1.23 m
•	DDH C034-095 (Vein 425): 534 g/t Ag and 0.7% Cu over 1.47 m
•	DDH C034-114 (Vein 400): 512 g/t Ag and 0.5% Cu over 2.96 m
•	DDH C037-040 (Vein 356): 487 g/t Ag and 1.0% Cu over 1.96 m

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Board of Directors Strengthened with Appointment of Tara Hassan

Americas has strengthened its Board of Directors with the appointment of Tara Hassan. Ms. Hassan brings 20 years of mining industry and capital markets experience in corporate and operational leadership and equity analysis.

Ms. Hassan has served as a director of Orezone Gold since 2024. Previously, she served as Senior Vice President, Corporate Development for SilverCrest Metals (2020 -2025) where she played a leading role in the mine financing and the US$1.5 billion sale of the company to Coeur Mining Inc. Ms. Hassan was also Vice Chair of the Association for Mineral Exploration (AME) from 2018 to 2024 and a director of Maverix Metals from 2020 to 2023. Ms. Hassan was also a highly ranked precious metals equity research analyst for over 13 years at a number of prominent Canadian investment dealers. Ms. Hassan began her career as mining engineer with Inco Limited and Placer Dome where she gained extensive experience in a wide variety of underground and open pit mining operations. Ms. Hassan is a Professional Engineer (Ontario) and holds a Bachelor of Science degree in Mining Engineering from Queen’s University in Kingston, Ontario.

About Americas Gold and Silver Corporation

Americas is a growing precious metals mining company with multiple assets in North America. The Company owns and operates the Cosalá Operations in Sinaloa, Mexico. In December 2024, the Company acquired 100% ownership in the Galena Complex (located in Idaho, USA) in a transaction with affiliates of Mr. Eric Sprott and a Paul Huet-led management team, further strengthening its position as a leading silver producer. Sprott is now the Company's largest shareholder, holding a ~20% interest. With these strategically positioned assets, Americas is focused on becoming one of the top North American silver-focused producers with an objective of over 80% of its revenue generated from silver by the end of 2025.

For further information, please contact:

Maxim Kouxenko - Manager, Investor Relations

M:	+1(647) 888-6458
E:	ir@americas-gold.com
W:	americas-gold.com

Technical Information and Qualified Persons

The scientific and technical information relating to the operation of the Company’s material operating mining properties contained herein has been reviewed and approved by Rick Streiff, Certified Professional Geologist (CPG#11108), EVP, Geology of the Company. The Company’s current Annual Information Form and the NI 43-101 Technical Reports for its other material mineral properties, all of which are available on SEDAR at www.sedar.com, and EDGAR at www.sec.gov, contain further details regarding mineral reserve and mineral resource estimates, classification and reporting parameters, key assumptions and associated risks for each of the Company’s material mineral properties, including a breakdown by category.

The diamond drilling program used NQ-size core and BQ-size core. The Company’s standard QA/QC practices were utilized to ensure the integrity of the core and sample preparation at the Galena Complex through delivery of the samples to the assay lab. The drill core was stored in a secure facility, photographed, logged and sampled based on lithologic and mineralogical interpretations. Standards of certified reference materials, field duplicates and blanks were inserted as samples shipped with the core samples to the lab.

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Analytical work was carried out by American Analytical Services Inc. (“AAS”) located in Osburn, Idaho. AAS is an independent, ISO-17025 accredited laboratory. Sample preparation includes a 30-gram pulp sample analyzed by atomic absorption spectrometry (“AA”) techniques to determine silver, copper, and lead, using aqua regia for pulp digestion. Samples returning values over 514 g/t Ag are re-assayed using fire-assay techniques for silver. Additionally, samples returning values over 23% Pb are re-assayed using titration techniques.

Duplicate pulp samples were sent out quarterly to ALS Global, an independent, ISO-17025 accredited laboratory based in Reno, Nevada to perform an independent check analysis. A conventional AA technique was used for the analysis of silver, copper and lead at ALS Global with the same industry standard procedures as those used by AAS. The assay results listed in this report did not show any significant contamination during sample preparation or sample bias of analysis.

All mining terms used herein have the meanings set forth in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulatory authorities. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies.  Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information contained in this news release may not be comparable to similar information made public by companies subject to the SEC’s reporting and disclosure requirements.

Cautionary Statement on Forward‐Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas’ expectations, intentions, plans, assumptions, and beliefs with respect to, among other things, the potential incorporation of the 034 Vein into the 2025 mine plan at the Galena Complex, the estimated resource size and continuity of the 034 Vein, the anticipated timing and results of ongoing and planned exploration drilling at the Galena Complex and Coeur mine, planned equipment upgrades, and the expected contributions of Tara Hassan to the Company’s Board of Directors. Guidance and outlook references contained in this press release, if any, were prepared based on current mine plan assumptions with respect to exploration, development, and production, the metal price assumptions disclosed herein, and are subject to the risks and uncertainties outlined below. Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate,” “believe,” “expect,” “goal,” “plan,” “intend,” “potential,” “estimate,” “may,” “assume,” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas to be materially different from those expressed or implied by such forward-looking information. These risks and uncertainties include, but are not limited to: interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development, or production; general economic conditions and conditions affecting the mining industry; the uncertainty of regulatory requirements and approvals; potential litigation; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; risks associated with the mining industry generally, such as economic factors (including future commodity prices, currency fluctuations, and energy prices), ground conditions, failure of plant, equipment, processes, and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, labor relations; and risks related to changing global economic conditions and market volatility. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward-looking information is available in Americas’ filings with the Canadian Securities Administrators on SEDAR+ and with the SEC. Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events, or other such factors which affect this information, except as required by law. Americas does not give any assurance (1) that Americas will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward-looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.

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